                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                       Home Products International, Inc.
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                                (Name of Issuer)


                          Common Stock, par value $.01
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                         (Title of Class of Securities)


                                  437305 10 5
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                                 (CUSIP Number)


             Joseph M. Paolucci, Equity Group Investments, L.L.C.,
      Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 27, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 437305 10 5             13D                         PAGE 2 OF 9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Samstock/SIT, L.L.C.
    FEIN # 36-6934126
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    650,720
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    650,720
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     650,720
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.4% (1)
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO
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(1)  Calculated based upon 7,773,142 shares of Issuer's Common Stock outstanding as of November 3, 2001, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

CUSIP NO. 437305 10 5             13D                         PAGE 3 OF 9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Zell General Partnership, Inc.
    FEIN # 36-3716786
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    13,280
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    13,280
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,280
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1% (1)
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO
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(1)  Calculated based upon 7,773,142 shares of Issuer's Common Stock outstanding as of November 3, 2001, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

CUSIP NO. 437305 10 5             13D                         PAGE 4 OF 9 PAGES


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Home Products International, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 4501 West 47th Street, Chicago, Illinois 60632.

ITEM 2.  IDENTITY AND BACKGROUND

         (a - c) This Schedule 13D is being filed by Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT") and Zell General Partnership, Inc., an Illinois corporation ("ZGP"). The sole member of each of Samstock/SIT and ZGP is Sam Investment Trust, an Illinois trust ("SIT") formed for the benefit of Samuel Zell and members of his family. The sole trustee of SIT is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai").

         The officers and members of the Board of Directors of Chai and their principal occupations are as follows:

         Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

         Kellie Zell is a Director of Chai Trust and also works as a homemaker.

         Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of Equity Group Investments, L.L.C. ("EGI").

         Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owner and co-manages Wanger Asset Management, the registered advisor for the Liberty Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

         JoAnn Zell is a Director of Chai Trust.  Ms. Zell is a physician.

         Matthew Zell is a Director of Chai Trust. Mr. Zell is also President of Prometheus Technologies, Inc., whose business address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

         Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

         James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

         The executive officers of each of Samstock/SIT and ZGP and their principal occupations are as follows:



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CUSIP NO. 437305 10 5             13D                         PAGE 5 OF 9 PAGES


         Samuel Zell - President; Chairman of the Board of Directors of EGI; William Pate - Vice President; Managing Director of EGI;
         Donald J. Liebentritt - Vice President; President of EGI; and Philip Tinkler - Treasurer; Vice President and Treasurer of EGI.

         The principal business of each of Samstock/SIT, ZGP, EGI and SIT is investments. Chai is a regulated trust company and manages trusts. The business address of Samstock/SIT, ZGP, EGI, SIT, and unless otherwise specified, the executive officers and directors named above, is Two North Riverside Plaza, Chicago, Illinois 60606.

         (d) and (e) Neither Samstock/SIT or ZGP, nor to the knowledge of Samstock/SIT and ZGP, none of Samstock/SIT, ZGP, SIT or Chai or their respective executive officers or directors has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the executive officers and directors of Samstock/SIT, ZGP and Chai are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 27, 2001, Samstock, L.L.C., a Delaware limited liability company and an affiliate of Samuel Zell, effected a pro rata distribution of an aggregate of 664,000 shares of Issuer's Common Stock to its members, Alphabet Partners, ZFT Partnership and ZGP, each of which is an affiliate of Mr. Zell. ZGP received 13,280 shares of Issuer's Common Stock pursuant to such pro rata distribution of shares from Samstock, L.L.C. without payment of additional consideration.

         On December 27, 2001, immediately following the distribution of 325,360 shares of Issuer's Common Stock from Samstock, L.L.C.to each of Alphabet Partners and ZFT Partnership, Samstock/SIT purchased an aggregate of 650,720 shares of Issuer's Common Stock, at a price of $2.95 per share, from such entities for an aggregate purchase price of $1,919,624. The funds used by Samstock/SIT to purchase the 650,720 shares of Issuer's Common Stock from Alphabet Partners and ZFT Partnership in the amount of $1,919,624 came from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The purchase of the shares of the Issuer's Common Stock by Samstock/SIT from other affiliates of Samuel Zell immediately following the pro rata distribution of such shares by Samstock, L.L.C., were effected solely for tax planning purposes.

         The shares of Common Stock held by Samstock/SIT and ZGP were initially acquired by Samstock, L.L.C. in open market transactions for the purpose of investing in Issuer. Consistent with such purposes, Samstock/SIT and/or ZGP may have discussions with management and other stockholders of Issuer concerning various operational and financial aspects of Issuer's


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CUSIP NO. 437305 10 5             13D                         PAGE 6 OF 9 PAGES


business. Samstock/SIT and/or ZGP may, in the future, also have discussions with management, directors and other stockholders of the Issuer concerning various ways of maximizing long-term stockholder value. Depending upon market conditions and other factors that Samstock/SIT and/or ZGP may deem material to its investment decision, Samstock/SIT and/or ZGP may purchase additional shares of Common Stock in the open market or in private transactions. Depending upon these same conditions, Samstock/SIT and/or ZGP may sell all or a portion of the shares of Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

         Neither Samstock/SIT or ZGP, nor, to the best knowledge of Samstock/SIT and ZGP, SIT or Chai or the persons set forth in Item 2 above, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission. These persons, however, may at any time and from time to time, review or reconsider their position with respect to such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) To the best knowledge of Samstock/SIT and ZGP, there were 7,773,142 shares of Issuer's Common Stock outstanding as of November 3, 2001, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001. Based upon the foregoing, the 664,000 shares of Common Stock beneficially owned by Samstock/SIT and ZGP represents 8.54% of the issued and outstanding Common Stock. Samstock/SIT currently has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock acquired by it and ZGP currently has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock acquired by it.

         (c) On December 27, 2001, Samstock/SIT purchased an aggregate of 650,720 shares of Issuer's Common Stock for an aggregate purchase price of $1,919,624 from Alphabet Partners and ZFT Partnership, each of which is an affiliate of Mr. Zell, immediately following a pro rata distribution of such shares from Samstock, L.L.C., a Delaware limited liability company and an affiliate of Mr. Zell. On December 27, 2001, ZGP received 13,280 shares of Issuer's Common Stock pursuant to such pro rata distribution of shares from Samstock, L.L.C. without payment of additional consideration.

         (d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Joint Filing Agreement attached hereto as Exhibit 1, neither Samstock/SIT or ZGP, nor, to the best knowledge of Samstock/SIT and ZGP, SIT or Chai or any of the persons set forth in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -    Joint Filing Agreement dated as of December 27, 2001 by
                        and among Samstock/SIT, L.L.C. and Zell General
                        Partnership, Inc.
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CUSIP NO. 437305 10 5             13D                        PAGE 7 OF 9 PAGES



                                   SIGNATURES

                                  ------------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 11, 2002.                   SAMSTOCK/SIT, L.L.C.,
                                           a Delaware Limited Liability Company

                                           /s/ Donald J. Liebentritt
                                           -------------------------------------
                                           By:  Donald J. Liebentritt,
                                           Its: Vice President

                                           ZELL GENERAL PARTNERSHIP, INC.,
                                           an Illinois corporation

                                           /s/ Donald J. Liebentritt
                                           -------------------------------------
                                           By:  Donald J. Liebentritt
                                           Its: Vice President








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CUSIP NO. 437305 10 5             13D                         PAGE 8 OF 9 PAGES



                                  EXHIBIT INDEX

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   EXHIBIT NUMBER                   DESCRIPTION                          PAGE
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         1          JOINT FILING AGREEMENT DATED AS OF DECEMBER 27,
                    2001 BY AND AMONG SAMSTOCK/SIT, L.L.C. AND ZELL
                    GENERAL PARTNERSHIP, INC.
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